                                                                  Rule 424(b)(3)
                                                              Reg. No. 333-49413
PROSPECTUS
----------

                              2,592,918 SHARES

                          ASPECT DEVELOPMENT, INC.

                                COMMON STOCK

     The 2,592,918 shares of Common Stock, par value $0.001 ("Common Stock"), of Aspect Development, Inc., a Delaware corporation ("Aspect" or the "Company"), offered by this Prospectus (the "Shares") were issued in connection with the merger (the "Merger") of CADIS, Inc., a Delaware corporation ("CADIS"), with Hawaii Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Aspect ("Sub"), which was consummated on November 25, 1997. The Shares may be sold from time to time by or on behalf of certain former stockholders of CADIS (the "Selling Stockholders") who are described in this Prospectus under "Selling Stockholders." As part of the Merger, the Company agreed to register the Shares under the Securities Act of 1933, as amended (the "Securities Act"). The Company also agreed to use its best efforts to cause the registration statement covering the Shares to remain effective until November 25, 1998.

     On August 14, 1998, the Company effected a two-for-one stock split, by means of a stock dividend, to stockholders of record on July 31, 1998 (the "Stock Split"). All share numbers in this Prospectus have been adjusted to give effect to the Stock Split.

     The Company has been advised by the Selling Stockholders that they intend to sell all or a portion of the Shares from time to time in the Nasdaq National Market, in negotiated transactions or otherwise, and on terms and at prices then obtainable. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (which compensation to a particular broker-dealer may be in excess of customary commissions). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and
other expenses of issuance and distribution not borne by the Company.   See
"Selling Stockholders" and "Plan of Distribution."

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of any of the Shares may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify the Selling Stockholders, and the Selling Stockholders have agreed to indemnify the Company, against certain liabilities, including liabilities under the Securities Act.

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "ASDV." On September 9, 1998, the last sale price of the Company's Common Stock as reported on the Nasdaq National Market was $34.19.

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" COMMENCING ON PAGE 3.
                  ________________________________________

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                  ________________________________________

THE SHARES HAVE NOT BEEN REGISTERED FOR SALE UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION AS OF THE DATE OF THIS PROSPECTUS. BROKERS OR DEALERS EFFECTING TRANSACTIONS IN THE SHARES SHOULD CONFIRM THE REGISTRATION OF THE SHARES UNDER THE SECURITIES LAWS OF THE STATES IN WHICH SUCH TRANSACTIONS OCCUR, OR THE EXISTENCE OF ANY EXEMPTIONS FROM SUCH REGISTRATION.

     Except as described in this Prospectus under "Plan of Distribution," the Company will pay all expenses incident to the offering and sale of the Shares to the public. See "Plan of Distribution."

September 9, 1998

                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Reports, proxy statements and other information filed electronically by the Company with the Commission are available at the Commission's worldwide web site at http://www.sec.gov. The Company's Common Stock is listed for trading on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

                           ADDITIONAL INFORMATION

     A registration statement on Form S-3 with respect to the Shares offered hereby (together with all amendments, exhibits and schedules thereto, the "Registration Statement") has been filed with the Commission under the Securities Act. This Prospectus does not contain all of the information contained in such Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission and are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997;

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998;

     3.   The Company's Current Report on Form 8-K dated August 14, 1998; and

     4. The description of the Company's Common Stock set forth in its Registration Statement on Form 8-A filed with the Commission on May 20, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial Registration Statement and prior to effectiveness of the Registration Statement and (ii) after the date of this Prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Aspect Development, Inc., Attention: Chief Financial Officer, 1300 Charleston Road, Mountain View, California 94043, telephone
(650) 428-2700.

                         FORWARD LOOKING STATEMENTS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance, or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below under the caption "Risk Factors" and in the documents incorporated herein by reference.

                                 THE COMPANY

     Aspect develops, markets and supports enterprise client/server software and content products that enable manufacturers to improve product development and business through component and supplier management (CSM). The Aspect CSM solution incorporates four interrelated elements: the Explore family of enterprise client/server software products, the VIP family of component and supplier content databases, Professional Services for legacy data conversion and business process consulting and the Krakatoa Web Catalog Publisher. The Company's principal executive offices are located at 1300 Charleston Road, Mountain View, California 94043, and its telephone number is (650) 428-2700.

                                RISK FACTORS

     An investment in the Shares offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

FLUCTUATIONS IN OPERATING RESULTS

     The Company's revenues and results of operations have varied on a quarterly and an annual basis in the past and are expected to vary significantly in the future. The Company's revenues and results of operations are difficult to forecast and could be materially adversely affected by many factors, some of which are outside the control of the Company, including, among others, the relatively long sales and implementation cycles for the Company's products; the size and the timing of individual license transactions; seasonality of revenues; changes in the Company's operating expenses; changes in the mix of products and services sold; timing of introduction or enhancement of products by the Company or its competitors; market acceptance of new products; technological changes in software or database technology; personnel changes and difficulties in attracting and retaining qualified sales, marketing, technical and consulting personnel; changes in customers' budgeting cycles; foreign currency exchange rates; quality control of products sold; and economic conditions generally and in specific industry segments.

     The Company's business has experienced and is expected to continue to experience seasonality, in part due to customer buying patterns and the Company's expense patterns. In recent years, the Company has generally had stronger demand for its products during the quarter ending December 31, and has incurred higher personnel costs in the quarter ending March 31. The Company believes that these patterns will continue for the foreseeable future.

     Licenses of the Company's client/server software and reference content products have historically accounted for a substantial majority of the Company's revenues, and the Company anticipates that this trend will continue for the foreseeable future. The Company generally ships its products within a short period of time after execution of a license. As a result, the Company typically does not have a material backlog of unfilled license orders, and revenues in any quarter are substantially dependent on license contracts signed in that quarter. The Company's expense levels are based, in part, on its expectations as to future revenues and to a large extent are fixed in the short term. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues, and any significant shortfall of demand in relation to the Company's expectations or any material delay of customer orders would have an almost immediate material adverse effect on the Company's business, financial condition and results of operations. As a result, it is likely that in some future period the Company's results of operations could fail to meet the expectations of public market analysts or investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's Common Stock would likely drop significantly.

LENGTHY SALES AND IMPLEMENTATION CYCLES

     The licensing of the Company's client/server software and reference content products generally requires the Company to engage in a sales cycle lasting six to twelve months or longer, during which the Company typically provides a significant level of education to prospective customers regarding the use and benefits of the Company's products. In addition, the implementation of the Company's standard products typically involves a significant commitment of resources by its customers over an extended period of time and is commonly associated with reengineering of product development and business processes. For these reasons, sales and customer implementation cycles are susceptible to a number of significant delays over which the Company may have little or no control. Any delay in the sale or customer implementation of a larger license or a number of smaller licenses would have a material adverse effect on the Company's business, financial condition and results of operations and cause the Company's operating results to vary significantly from quarter to quarter.

RELIANCE ON ACCEPTANCE OF CSM SOLUTION

     Substantially all of the Company's revenues are derived from fees for licensed products and for services which enable CSM by manufacturers. The Company's future financial performance will depend to a large extent on the growth in the number of organizations adopting client/server software and reference content solutions for CSM and engaging outside vendors to provide and maintain such solutions. The Company's future growth, if any, will also depend upon the extent to which such organizations choose to implement CSM solutions across their enterprises and on their continued reliance on the Company's subscription, maintenance and support offerings. Because the CSM market is relatively new and evolving, it is difficult to assess or predict with any assurance its size or growth rate. There can be no assurance that the market for CSM products and services will continue to develop, or that the Company's CSM products or services will continue to achieve market acceptance. If the CSM market develops more slowly than expected or fails to attract new competitors, or if the Company's products do not continue to achieve broader market acceptance, the Company's business, financial condition and results of operations would be materially adversely affected.

DEPENDENCE ON FEW PRODUCTS

     The Company currently derives substantially all of its revenues from the licensing of its Explore client/server software and VIP family of reference databases and fees from related services. These products and services are expected to continue to account for substantially all of the Company's revenues for the foreseeable future. The Company first made its Explore client/server software and VIP reference databases generally commercially available in the second quarter of 1995, and has issued regular updates since then. While the Company believes that to date its customers have not experienced significant problems with such products, if the Company's customers were to do so in the future or if they were dissatisfied with product functionality or performance, the Company's business, financial condition and results of operations would be materially adversely affected.

     There can be no assurance that the Company's products will achieve broader market acceptance or that the Company will be successful in marketing its products or product enhancements. In the event that the Company's current or future competitors release new products that have more advanced features, offer better performance or are more price competitive than the Company's products, demand for the Company's products would decline. A decline in demand for the Explore client/server software or the VIP family of reference databases as result of competition, technological change, evolution of the Internet or other factors would have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF EXPANDING OPERATIONS; KEY PERSONNEL

     The Company's business has grown rapidly in recent years, and the Company has experienced significant growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, which has placed a significant strain on the Company's management. The Company's future results of operations will depend in part on the ability of its officers and other key employees to continue to implement and expand its operational, customer support and financial control systems and to grow, train and manage its employee base. Should the Company's business continue to expand, there can be no assurance that the Company will be able to manage this expansion successfully, and any inability to do so would have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company believes that its future success will also depend to a significant extent upon its ability to attract, train and retain highly skilled technical, management, sales, marketing and consulting personnel. Competition for such personnel is intense, and the Company expects that such competition will continue for the foreseeable future. The Company has from time to time experienced difficulty in locating candidates with appropriate qualifications. There can be no assurance that the Company will be successful in attracting or retaining such personnel, and the failure to attract or retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operation.

RISKS RELATED TO ACQUISITIONS

     The Company acquired CADIS in November 1997. The successful integration of CADIS will require substantial additional attention from management. The majority of the costs associated with the acquisition have already been incurred, but the anticipated benefits of the acquisition will not be achieved unless the CADIS operations are successfully combined with the Company's. The diversion of the attention of management from the day-to-day operations of the Company, or difficulties encountered in the transition and integration process, could have a material adverse effect on the business, financial condition and results of operations of the Company.

     In connection with the Merger, the Company terminated current or potential contractual relationships between CADIS and certain customers of CADIS. Although the Company believes that this action was not in breach of contractual obligations of CADIS or any rights of other parties that may have existed at the time, there can be no assurance that any of these customers will not bring an action against CADIS or the Company claiming contract or tort damages arising out of the Company's termination of these relationships, or that, in the event any such action is brought, the Company will be successful in defending it.

     In connection with its investigation of certain potential antitrust issues arising out of the Merger, the Federal Trade Commission (the "FTC") has issued a civil investigative demand and a subpoena requesting certain information and documentation with respect to the Company's business. Although no premerger notification was required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the CADIS Merger because of the size of the parties, the FTC's demand is similar in scope to that of a request for information by the FTC that may follow a premerger notification. While the Company intends to cooperate with the FTC's investigation, it does not believe that the Merger was in violation of federal antitrust laws. Although the Company could incur significant expenses in cooperating with the investigation, the Company does not believe that the outcome of the FTC's investigation will have a material adverse effect on the Company's business or results of operations. However, there can be no assurance of such outcome.

     To implement its business plans, the Company may make further acquisitions in the future, which will require significant financial and management resources both at the time of the transaction and during the process of integrating the newly-acquired business into the Company's operations. The Company's operating results could be adversely affected if it is unable to successfully integrate such new companies into its operations. There can be no assurance that any acquired products, technologies or businesses will contribute at anticipated levels to the Company's sales or earnings, or that sales and earnings from combined businesses will not be adversely affected by the integration process. Certain acquisitions or strategic transactions may be subject to approval by the other party's board of directors or stockholders, domestic or foreign governmental agencies or other third parties. Accordingly, there is a risk that important acquisitions or transactions could fail to be concluded as planned. Future acquisitions by the Company could also result in issuances of equity securities or the rights associated with the equity securities, which could potentially dilute earnings per share. In addition, future acquisitions could result in the incurrence of additional debt, taxes, contingent liabilities, amortization expenses related to goodwill and other intangible assets and expenses incurred to align the accounting policies and practices of the acquired companies with those of the Company. These factors could adversely affect the Company's future operating results, financial position and cash flows. As some of the Company's competitors have pursued a strategy of growth through acquisition, there is a risk that future acquisitions could be more expensive due to competition among bidders for target companies.

CUSTOMER CONCENTRATION

     Historically, a relatively small number of customers has accounted for a significant percentage of the Company's total revenues, and the Company expects that it will continue to experience significant customer concentration for the foreseeable future. In the year ended December 31, 1997 SAP AG ("SAP") accounted for 11% of the Company's revenues. No other customer in any of the three years ended December 31, 1997 accounted for more than 10% of revenues. There can be no assurance that such customers or any other customers will in the future continue to license or purchase products or services from the Company at levels that equal or exceed those prior periods, or at all.

COMPETITION

     The market for the Company's products is highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's products are targeted at the emerging market for open, client/server software solutions, and the Company's competitors offer a variety of products and services to address this market. Among the Company's principal competitors is the Information Handling Systems division of IHS Group, Inc. ("IHS"), a privately held software and data publishing company. The Company had licensed a reference data product, CAPS, from IHS from 1992 until the license expired in October 1997. Prior to October 1997, the Company offered CAPS on a limited basis to certain current and potential customers who typically use it in addition to the Company's VIP reference databases. There can be no assurance that the Company will be able to retain all of these customers following the expiration of the Company's license to CAPS. Further, the Company currently faces indirect competition from third-party professional service organizations and internal management information systems and computer-aided design departments of potential customers that develop custom internal software.

     In the future, in light of relatively low barriers to entry in the software industry, the Company could experience additional competition from other established or emerging companies as the client/server application software market continues to develop and expand. In particular, Relational Database Management Systems ("RDBMS") vendors, enterprise resource planning ("ERP") firms, PDM vendors, supply chain management companies, computer aided design ("CAD") distributors or professional service providers may in the future enter the Company's market with competitive products. To the extent that the Company expands into Internet-based or other forms of delivery of data, the Company may encounter additional competition from its existing competitors and other established or emerging companies. Many of these potential competitors have well-established relationships with the Company's current and potential customers, have extensive knowledge of the client/server industry, better name recognition and significantly greater financial, technical, sales, marketing and other resources and are capable of offering single vendor solutions that span multiple industries. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that competition will increase as a result of software industry consolidations. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products.

DISTRIBUTION RISKS

     An integral part of the Company's strategy is to expand its direct sales force and to establish marketing, selling and consulting relationships both domestically and internationally. In addition, the Company intends to leverage its relationships with hardware and software vendors and systems integrators to encourage these parties to recommend or distribute the Company's products. The Company has invested resources and may invest additional resources to develop these channels. The ability of the Company to achieve revenue growth in the future will depend on its success in adding a substantial number of direct sales employees and establishing marketing, selling and consulting relationships during 1998 and future periods. There can be no assurance that the Company will be able to attract sufficient direct sales personnel, software vendors, systems integrators or other marketing or selling partners to market the Company's products effectively. There can be no assurance that the cost of the Company's investment in direct and indirect sales channels will not exceed the revenues generated from such investment, if any, or that the Company's sales and marketing organization will successfully compete against the sales and marketing organizations of the Company's competitors.

INTERNATIONAL SALES

     In fiscal 1995, 1996 and 1997, and the first six months of 1998, international sales accounted for approximately 18.9%, 20.3%, 17.0% and 18.0% of the Company's revenues, respectively. In addition, although the Company records revenues based on the billing location, certain domestic billings include licenses that may be deployed by customers or resold through indirect channels into international locations. The Company expects that international sales will continue to account for a significant percentage of the Company's revenues for the foreseeable future. However, there can be no assurance that the Company will achieve any significant degree of penetration in any international market.

     There are a number of risks inherent in the Company's international business activities, including unexpected changes in regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign countries, longer accounts receivable payment cycles, potentially adverse tax consequences, repatriation of earnings and the burdens of complying with a wide variety of foreign laws. International sales are denominated and collected in both U.S. and foreign currency. Accordingly, a portion of the Company's international revenues are subject to currency fluctuation risks. In those jurisdictions in which the Company's sales are denominated in foreign currency, fluctuations in such currencies could adversely affect the profitability of sales made in such jurisdictions and therefore adversely affect the Company's business, financial condition or results of operations. Further, an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those markets where the Company's sales are denominated in U.S. dollars. The Company to date has engaged in foreign currency hedging denominated in U.S. dollars only to a limited extent. In addition, the Company's revenues earned in various countries in which the Company does business may be subject to taxation by more than one jurisdiction, thereby adversely affecting the Company's earnings. There can be no assurance that any of the foregoing factors will not have a material adverse effect on the revenues from the Company's future international sales and, consequently, the Company's financial condition and results of operations.

     Significant fluctuations in currency exchange rates against the U.S. dollar, such as the recent significant fluctuations in Asian currencies, may cause deferrals, delays and cancellation of orders. The financial systems in Japan, South Korea, Taiwan, Singapore, and other Asian nations have experienced significant turmoil. Recently announced financial failures by leading Asian financial institutions have increased concerns over Asian economic stability. Such turmoil in the financial markets has caused manufacturers in these countries to delay or defer capital expenditures. Diminished economic growth in Asia could reduce consumer demand for the Company's products and related services.

RISK OF INDIAN OPERATIONS

     The Company has operations in Bangalore, India with 284 employees as of June 30, 1998. The Company is dependent to a significant extent upon the ability of its Indian operations to successfully maintain and upgrade its reference data products. The Company believes that the success of its Indian operations will depend in large part upon its ability to attract, train and retain highly skilled technical and management personnel in India. Competition for such personnel in India is intense, and there can be no assurance that the Company will be successful in attracting a sufficient number of qualified personnel. The Company is directly affected by the political and economic conditions to which India is subject. In addition, many of the Company's expenses in India are paid in Indian currency, thereby subjecting the Company to the risk of foreign currency fluctuations. Any difficulties in coordinating or managing the Indian operations due to cultural, geographic, communication or other reasons could have a material adverse effect on the Company's business, financial condition or results of operations.

NEED TO DEVELOP, MAINTAIN AND IMPROVE REFERENCE CONTENT PRODUCTS

     The Company's VIP component reference databases are comprised of a large amount of information supplied by component suppliers that requires frequent updating and expansion. As a result, the Company must continue to invest substantial resources in its reference content products. The information regarding components and suppliers contained in the Company's VIP component reference databases is derived from supplier databooks and is not proprietary to the Company. Therefore, other parties may independently create similar reference data products. Furthermore, the Company currently plans to develop, license or acquire reference content products for additional global vertical markets, which will impose significant additional burdens on its content product development efforts. As the information contained in the Company's reference content products expands or if the Company's customer base demands more frequent updates, unforeseen problems with entering, updating, managing or delivering the data could arise. Because the Company's customers rely on the information contained in the Company's VIP family of component reference databases to design and procure components for their products, the accuracy, completeness and currency of the information in those content products is critical. To the extent that the Company is unable to keep its reference content products accurate, complete or current, its customers may become dissatisfied with these products and discontinue their purchase of the Company's products and services. In the event that the Company's VIP family of component reference databases is or is perceived to be inaccurate, incomplete or out-of-date, the Company's business, financial condition and results of operations could be materially adversely affected.

RISK OF PRODUCT DEFECTS

     Software and reference content products as complex as those offered by the Company frequently contain undetected errors or failures when first introduced or when new versions are released. The Company has in the past discovered software bugs and data errors in certain of its products and enhancements, both before and after initial shipment. There can be no assurance that, despite testing by the Company and its customers, errors will not occur in products, data or releases after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could have a material adverse effect upon the Company's business, financial condition and results of operations.


RISKS ASSOCIATED WITH EMERGING INTERNET MARKET

     A portion of the Company's strategy is to leverage the Web to provide access to its VIP reference databases, as well as to additional value-added content. The Company may devote substantial resources to developing products designed for use with the Web, and there can be no assurance that the revenues generated, if any, from the use of the Web will be greater than the costs of developing and modifying products for such use. Further, the Company's solutions may be rendered obsolete by, or less valuable in comparison to, competitive solutions made possible by future development of the Web. If this were to occur, the Company's business, financial condition and results of operations would be materially adversely affected.

DEPENDENCE ON PROPRIETARY AND LICENSED TECHNOLOGY

     The Company's success is heavily dependent upon proprietary technology. The Company relies primarily on a combination of copyright, trademarks, trade secrets, confidentiality procedures and contractual provisions with its employees, consultants and business partners and in its license agreements to protect its proprietary rights. The Company seeks to protect its software, published data, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary.

     The Company has submitted a patent application for various technology innovations in its Explore client/server software. In addition, certain patent applications have been filed by CADIS, but patents have not yet been issued. There can be no assurance that any such patents will be issued or that any patent, if issued, will provide sufficiently broad protection or will prove enforceable in actions against alleged infringements.

     While the Company is not aware that any of its products infringes the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that it may increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Company or at all, which could have a material adverse effect upon the Company's business, financial condition or results of operations.

     In addition, the Company relies on certain software and data that it licenses from third parties, including software and data that are used in the Company's products to perform certain functions. There can be no assurance that such firms will remain in business, that they will continue to support their products or that their products will otherwise continue to be available to the Company on commercially reasonable terms. The Company believes that substantially all of the software it licenses is available from vendors other than the Company's current vendors and could be replaced with equivalent software in a timely manner. However, it is possible that the loss of or inability to maintain any of these software licenses could result in delays or cancellations in products shipments until equivalent software can be identified and licensed or developed and integrated with the Company's products. Any such delay or cancellation could materially adversely affect the Company's business, financial condition and results of operations.

IMPACT OF THE YEAR 2000

     Many older computer software programs use two digits in their date fields, identifying years by the last two digits only. Such programs may interpret the year 2000 as 1900 instead, causing such systems to fail after 1999. The Company has assembled an internal task force to determine the impact, if any, of the Year 2000 issues related to the Company's products, third party databases embedded in the Company's products, internal computer and information systems, office equipment, customers' internal management systems, and third party suppliers, but has not yet performed the testing and analysis necessary to permit identification and correction of problems that could result in date-related failures. There can be no assurance that the Company will be able to identify and correct any such problems successfully and in the requisite time frame. The Company will continue to expend appropriate resources to address this issue on a timely basis. No determination has yet been made as to the cost of this compliance program but such expenditures could be significant. The Company has not yet begun its assessment of the impact on it, if any, of its customers' and suppliers' Year 2000 issues. Unresolved Year 2000 issues with respect to the Company's products, internal systems, suppliers or customers could result in unforeseen costs or delays, which could have a materially adverse impact on the Company's operations and earnings.

CONCENTRATION OF STOCK OWNERSHIP

     The present directors, executive officers and principal stockholders of the Company and their affiliates beneficially own approximately 42.1% of the outstanding Common Stock. As a result, these stockholders may be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

RISKS RELATED TO CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"). In general, Section 203 of the Delaware Law prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in the Delaware
Law) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions such as the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

     The Company's By-Laws provide that only the Company's Chief Executive Officer, a majority of the members of the Company's Board of Directors or holders of capital stock constituting at least 10% of the outstanding voting power may call a special meeting of stockholders. This provision of the By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. This provision also may have the effect of preventing changes in the management of the Company.

BLANK CHECK PREFERRED STOCK

     The Board of Directors has authority to issue up to 2,000,000 shares of Preferred Stock, and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plan to issue shares of Preferred Stock.

                            SELLING STOCKHOLDERS

     The Selling Stockholders hold Shares that were issued by Aspect in connection with the Merger. The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock by each Selling Stockholder as of February 28, 1998, prior to the commencement of the offering of the Shares hereunder. In addition, certain of the Selling Stockholders are venture capital funds, corporations or trusts which may distribute their shares to their partners, shareholders or trust beneficiaries, respectively, which distributees may likewise distribute such shares to their partners, shareholders or trust beneficiaries or any of their respective distributees. Except as indicated, none of the Selling Stockholders has held any position or office (other than a non-officer employment relationship) or had any other material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's Common Stock. The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.

                                                       SHARES BENEFICIALLY    SHARES OFFERED    SHARES BENEFICIALLY
                                                        OWNED PRIOR TO THE        BY THIS           OWNED AFTER
SELLING STOCKHOLDERS                                       OFFERING (1)       PROSPECTUS (2)      THE OFFERING (1)
----------------------------------------------------  ----------------------  ---------------  ----------------------
Aperture Associates, L.P............................              200,032            183,768                16,264
Christopher W. Beall................................               20,484             18,820                 1,664
Chancellor Venture Capital II, L.P. (3).............               65,438             60,118                 5,320
Sherrie L. Clapp....................................                  500                460                    40
Commonwealth Venture Partners II, L.P...............               33,436             30,718                 2,718
Drake & Co. for the Account of Citiventure III (3)..              263,130            241,736                21,394
Janet Eden-Harris...................................                3,462              1,122                 2,340
Daniel J. Ellis.....................................                4,074              3,744                   330
EOS Partners SBIC, L.P..............................              126,122            115,868                10,254
Frontenac VI LP.....................................              358,582            329,426                29,156
Linda Gartner.......................................                   32                 30                     2
Edward A. Green.....................................               13,044             11,984                 1,060
Caroline D. Himes...................................                1,194              1,098                    96
J.H. Whitney & Co...................................               53,282             48,950                 4,332
Bruce A. Jacquemard.................................                5,094              4,680                   414
Thomas S. Kavanagh..................................              163,076            149,816                13,260
KME Venture III, L.P. (3)...........................               13,764             12,646                 1,118
James L. Mann.......................................                5,104              4,690                   414
Marquette Venture Partners II, L.P..................               97,324             89,412                 7,912
Venkat A. Mohan.....................................               47,562             43,696                 3,866
John C. Morley......................................               21,420(4)          19,312                 2,108(4)
John D. Motycka.....................................                1,630              1,498                   132
MVP II Affiliates Fund LP...........................                2,780              2,554                   226
Norwest Equity Partners V...........................              216,212            198,632                17,580
Samuel S. Pendleton.................................                  486                448                    38
Philadelphia Ventures II, L.P.......................              106,380             97,730                 8,650
Philadelphia Ventures Japan II, L.P.................               13,114             12,048                 1,066
Robert E. King, Trustee for Heather Pines GS........                3,334              3,064                   270
Robert E. King, Trustee for M. Elizabeth King GS....                3,334              3,064                   270
Robert E. King, Trustee for Robert E. King, Jr. GS..                3,334              3,064                   270
Thomas Smallwood....................................                  336                310                    26
Brooke E. Terpening.................................                6,522              5,992                   530
The Hill Partnership III............................              393,388            361,402                31,986
Transition Three Limited Partnership................               94,134             86,480                 7,654
Whitney 1990 Equity Fund L.P........................              213,132            195,802                17,330
Todd A. Wichers.....................................                  376                346                    30
Wind Point Partners II, L.P.........................              270,374            248,390                21,984
----------------------

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting or investment power and also any shares which the individual had the right to acquire within 60 days of the date set forth above through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(2) As of the date of this Prospectus, approximately 121,632 shares of Common Stock have been sold hereunder.

(3) Chancellor LGT Asset Management, Inc. ("Chancellor LGT") is the investment manager for KME Venture III, L.P., Chancellor Venture Capital II, L.P. and Drake & Co. for the Account of Citiventure III (the "Chancellor Selling Shareholders") and other separately managed clients (the "Chancellor LGT Separate Accounts"). On behalf of the Chancellor Selling Stockholders and the Chancellor LGT Separate Accounts, Chancellor LGT has full discretion as to the voting and dispositive power and therefore may have "beneficial" ownership under the securities laws of 563,532 shares of Common Stock. As of March 31, 1998, Chancellor LGT had voting and dispositive power over 342,332 shares of Common Stock purchased in privately negotiated transactions for the account of the Chancellor Selling Stockholders and 221,200 shares of Common Stock purchased in the public market on behalf of the Chancellor LGT Separate Accounts of which Drake & Co. for the Account of Citiventure III holds 8,200 shares.

(4) Includes 400 shares held by McDonald & Co. for the account of John C.
    Morley.

                             PLAN OF DISTRIBUTION

     Any or all of the Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom they may act as agents. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters," and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

     The Shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, any varying prices determined at the time of sale or at negotiated prices. The sale of the Shares may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market or (iii) in transactions otherwise than on such exchanges or in the over-the-counter market. There is no assurance that any of the Selling Stockholders will sell any or all of the Shares offered by them. In addition, certain of the Selling Stockholders are venture capital funds, corporations or trusts which may distribute their shares to their partners, shareholders or trust beneficiaries, respectively, which may likewise distribute such shares to their partners, shareholders or trust beneficiaries. Those shares may later be sold by those partners, shareholders or trust beneficiaries, or any of their respective distributees. At the time a particular offer of Shares is made a supplement to this Prospectus, if required, will be distributed that will identify and set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and/or the Company, and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares offered hereby.

     The Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. The foregoing may affect the marketability of the Shares.

     The Company has agreed to indemnify in certain circumstances the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until November 25, 1998.

                                 LEGAL MATTERS

     The legality of 1,296,459 shares of Common Stock the securities offered hereby (the "Original Shares") has been passed upon for the Company by Gray Cary Ware & Freidenrich llp, Palo Alto, California. The legality of 1,296,459 shares of Common Stock offered hereby, which were issued as a dividend on the Original Shares, has been passed upon for the Company by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of Aspect Development, Inc. appearing in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which report as to all years presented, is based in part on the report of Arthur Andersen LLP, independent auditors.

Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of CADIS, Inc. as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, which are not presented separately in the Company's Annual Report on Form 10-KSB, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated January 20, 1998 with respect thereto, and are referred to herein in reliance upon the authority of said firm as experts in giving said reports.

     No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to the date hereof.